UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[_]              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to__________

Commission File Number: 2-28286

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The BNA 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Bureau of National Affairs, Inc.
1801 South Bell Street
Arlington, VA 22202

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the BNA 401(k) Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The BNA 401(k) Plan

                             /s/Gilbert S. Lavine
                            Gilbert S. Lavine
                            Chairman of the Administrative Committee

DATE: June 17, 2008

THE BNA 401(k) PLAN

Financial Statements

December 31, 2007 and 2006

(With Reports of Independent Registered Public Accounting Firms Thereon)

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
The BNA 401(k) Plan
Arlington, VA

We have audited the accompanying statement of net assets available for benefits of The BNA 401(k) Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/BDO Seidman, LLP
Bethesda, MD
June 10, 2008

Report of Independent Registered Public Accounting Firm

The Administrative Committee of The BNA 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of The BNA 401(k) Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/KPMG, LLP
KPMG, LLP
McLean VA
June 26, 2007

THE BNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
Assets:
Cash	$35,985	$53,070
Investments, at fair value (Note 2):
BNA common stock	110,499,090	111,487,558
Mutual funds	34,816,870	29,741,679
Participant notes receivable	877,843	831,182
Stable Value fund	6,792,146	5,694,336
Total investments	152,985,949	147,754,755
Total Assets	153,021,934	147,807,825

Liabilities:
Excess contributions payable (Note 5)	(69,009)	(161,326)
Net assets available for benefits	$152,952,925	$147,646,499

See accompanying notes to financial statements.

THE BNA 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Additions to net assets attributed to:
Investment income (Note 2):
Dividends	$5,642,513	$4,198,466
Interest from participant loans	57,263	57,980
Net appreciation in value of: BNA common stock	7,604,586	7,967,050
Mutual funds and Stable Value fund	307,923	2,270,782
	13,612,285	14,494,278
Contributions by participants (Note 1):
Salary deductions (Note 5)	7,676,250	7,440,924
Rollovers	333,065	412,192
Total additions	21,621,600	22,347,394

Deductions from net assets attributed to:
Distributions to participants (Note 1)	16,314,670	8,111,431
Administrative costs (Note 2)	504	412
Total deductions	16,315,174	8,111,843

Net increase	5,306,426	14,235,551

Net assets available for benefits:
Beginning of year	147,646,499	133,410,948
End of year	$152,952,925	$147,646,499

See accompanying notes to financial statements.

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

1. Description

The following description of the BNA 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General. The Plan is a contributory benefit plan sponsored by The Bureau of National Affairs, Inc. (the "Company" or “Plan Sponsor”), for the benefit of employees of the Company and certain of its subsidiaries. The Plan was established in 1982 with an effective date of January 1, 1983, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is designed to provide benefits to participants or their beneficiaries, and encourages savings through investments in the Company’s common stock and various other investment options.

Plan Administration. An administrative committee appointed by the Company's Board of Directors acts as Plan administrator. The Plan has two trusts. An officer of the Company serves as the Trustee of the BNA Stock Fund Trust. Charles Schwab Trust Company is the trustee of the Mutual Fund Trust.

Contributions. Full-time and part-time employees are eligible to participate in the Plan upon completion of thirty days of service. To participate, eligible employees authorize the Company to contribute on their behalf, a salary reduction amount, subject to certain annual ceiling limitations provided in the Plan, by tax laws, and by ERISA. Contributions may begin at the next quarterly entry date following the thirty-day service period. The Plan also accepts certain rollover contributions.

Vesting. Participants are fully vested in their contributions and the earnings thereon.

Payments of Benefits.  Distributions can be made in the event of retirement, death, qualifying hardships, or other severance of service. If, upon termination of employment, a participant's account value exceeds $5,000 (excluding rollover contributions) the participant may opt to delay distribution until reaching age 65.

Participant Accounts. The BNA Stock Fund Trust holds Company stock, and the Mutual Fund Trust holds all other investments. The trusts maintain separate accounts for each participant in the Plan. These accounts are credited with the participants' contributions and Plan earnings and may be charged with certain administrative expenses.

Participant Loans. A participant may borrow from his or her account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1 percent. Principal and interest are paid through payroll deductions. A $75 loan application fee is charged to participants and is collected from loan proceeds. Participants also agree to reimburse the Plan Sponsor for a $25 annual loan program maintenance fee. Loans and loan repayments are treated as Plan asset transfers, not as distributions and contributions.

(continued)

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates. The Plan maintains its records and prepares its financial statements on the accrual basis of accounting. The preparation of financial statements requires the use of estimates in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Investment Valuation. As described in Financial Accounting Standard Board Staff Position FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in shares of a Stable Value Fund. The value of such shares is based on contract value which approximates fair value in accordance with audited financial statements of the stable value fund at year-end. In 2006, the Plan adopted the provisions of FSP AAG INV-1 and SOP 94-4-1 related to its investment in the Stable Value Fund. Since contract value approximated fair value as of December 31, 2007 and 2006, the adoption of this FSP did not have a material impact on the Plan’s financial statements.

Mutual funds (shares of registered investment companies) are stated at fair value, based on market prices, and purchases and sales of investments are recorded on a trade-date basis. Participant notes receivable are valued at cost which approximates fair value.

The fair value of the Company’s common stock is established by the Company's Board of Directors, generally semiannually in connection with purchases and sales under the Company’s Stock Purchase and Transfer Plan (SPTP). The Plan values its investments in the Company's stock at the price used for SPTP market trades.

Net Appreciation (Depreciation) in Fair Value of Investments. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses. The Plan Sponsor pays certain administrative costs on behalf of the Plan. Such costs, which include custodian and administrator fees, are not reflected in the accompanying financial statements. The Plan pays the remaining administrative costs.

Payment of Benefits. Benefits are recorded when paid.

Income Recognition. Purchase and sale of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(continued)

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

3. Investments

Upon enrollment in the Plan, a participant may direct contributions to any of ten investment options. Participants may change their investment options as desired. Investment options include the shares of the Company’s common stock, a stable value fund, and eight mutual funds of registered investment companies that invest in various asset mixes of common stocks, debt securities, and/or money market securities.

BNA Class A common stock amounted to $90,557,445 and $89,151,160 at December 31, 2007 and 2006, respectively. BNA Class B common stock amounted to $19,875,795 and $22,274,938 at December 31, 2007 and 2006, respectively. Further, investment in Vanguard Index Trust 500 Portfolio amounted to $8,427,251 and $7,842,156 at December 31, 2007 and 2006, respectively. No other investment exceeded five percent of net assets available for Plan benefits as of December 31, 2007 and 2006.

Ownership and transferability of the Company’s Class A, Class B, and Class C stock are substantially restricted to current and former employees by provisions of the Company's certificate of incorporation. Ownership of Class A stock, which is voting, is restricted to active employees. Class B stock and Class C stock are nonvoting. No class of stock has preference over another upon declaration of dividends or liquidation. The Trust may sell Class A common stock, or exchange it for Class B or Class C common stock, if necessary to comply with the above ownership restrictions.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at the Prime rate plus one percent, as determined at the loan’s inception. At December 31, 2007 interest rates on loans ranged from 5.0% to 9.25%. Principal and interest is paid through regular payroll deductions.

4. Income Taxes

The Plan received its latest favorable determination letter from the Internal Revenue Service, dated September 9, 2002. The letter indicates that the Plan, as designed, is qualified under the applicable requirements of the Internal Revenue Code. Subsequent to the filing of the Plan for review, additional amendments were made to the Plan. The Plan Sponsor believes that the Plan as amended is currently designed and is being operated in compliance with the Internal Revenue Code, and that the Plan qualifies as tax-exempt as of December 31, 2007. Therefore, no provision for income taxes is included in the Plan’s financial statements.

5. Excess Contributions Payable

For the years ended December 31, 2007, and December 31, 2006, the Plan failed certain of its nondiscrimination tests. Excess contributions amounting to $69,009 and $161,326, respectively, are recorded as liabilities in the accompanying statements of net assets available for benefits and as reductions of participant-directed contributions for each year. The Plan has or will reimburse these excess contributions to its participants during the year following the tests.

(continued)

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

6. Plan Amendments

The Plan was amended during 2006 to allow for contributions designated for the purchase of Company stock, during a period of time when the Company temporarily suspended the sale of its stock, to be held in the Mutual Fund Trust and subsequently transferred to the Stock Fund Trust. Upon termination of the temporary suspension of the sale of Company stock, such contributions were transferred to the Stock Fund Trust, with earnings thereon, and used to purchase Company stock.

Effective March 19, 2007, the Company changed its method of selling stock to the Plan. Common stock will be sold on each declared record date for its SPTP, typically twice each year, in March and September. Previously, stock was sold when the contributions were received shortly after each payroll period. In connection with this change, the Plan was further amended to allow for contributions designated for the purchase of Company stock to be held in the Mutual Fund Trust. At each SPTP close, the contributions will be transferred to the Stock Fund Trust, with earnings thereon, and used to purchase Company stock. As of December 31, 2007 Mutual Fund investment includes $1,217,436 which relates to contributions designated for purchase of Company stock.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participant accounts would remain fully vested.

8. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

THE BNA 401(k) PLAN
EIN: 53-0040540
Plan Number: 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2007

				Fair
$ or Shares	Quantity	Identity and description of investment	Cost**	Value
		Cash and Cash Equivalents

	$35,984	Cash		$35,985

		BNA Common Stock
*Shares	6,037,163	Class A		90,557,445
*Shares	1,325,053	Class B		19,875,795
*Shares	4,390	Class C		65,850
*Shares	7,366,606	Total BNA Common Stock		110,499,090

		Mutual Funds
Shares	143,086	Artisan Mid Cap Fund		4,427,067
*Shares	317,602	Laudus Intl MarketMasters		6,895,145
Shares	274,212	PIMCO Total Return Fund		2,931,327
Shares	176,332	T Rowe Price Personal Strategy-Balanced		3,396,160
Shares	178,749	T Rowe Price Personal Strategy-Growth		4,368,631
Shares	81,664	T Rowe Price Personal Strategy-Income		1,281,316
Shares	84,793	Torray Fund		3,089,973
Shares	62,355	Vanguard Index Trust 500 Portfolio		8,427,251
		Total Mutual Funds		34,816,870

		Investment Trust
*Shares	391,005	Charles Schwab Stable Value fund		6,792,146

		Loans
		Participant Notes Receivable
*$	877,843	(Interest rates ranging from 5.0% to 9.25%)		877,843

		Total Assets		$153,021,934

    * Party-in-Interest to the Plan.
**	Cost information is not required for participant directed investments and is therefore not included.

See accompanying Reports of Independent Registered Public Accounting Firm.